

August 7, 2014

Via E-mail
Daniel K. Borgen
Chief Executive Officer and President
USD Partners LP
811 Main Street, Suite 2800
Houston, TX 77002

Re: **USD Partners LP**
Draft Registration Statement on Form S-1
Amendment No. 2
Submitted July 24, 2014
CIK No. 0001610682

Dear Mr. Borgen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Railcar Fleet, page 8

1. We note your response to our prior comment 15 and the revised disclosure. We also note that you indicate that you provide fleet services to 3,910 railcars and that affiliates of USD lease 3,096 of the railcars in your fleet. Please revise to further explain what is meant by affiliates of USD lease these 3,096 of the railcars in your fleet. Does this mean that these affiliates lease them from third parties and you provide the fleet services? Or are these somehow leased to you to be considered in your railcar fleet? How many of the 3,910 railcars discussed here are considered to be your fleet? Please revise to further clarify what service you provide regarding the fleet or what use you make of the fleet, for instance.

Our Growth Opportunities, page 9

2. Please also include in your summary discussion regarding the right of first offer on the Hardisty Phase II and Hardisty Phase III projects that USD is under no obligation to accept any offer you chose to make on those projects or others, if true. Please also add that balancing language to one of the last two paragraphs on page 2 that discusses future assets you may acquire from USD.

3. Please also indicate in the summary that if you are unable to acquire Hardisty Phase II and Hardisty Phase III projects, these expansions may end up directly competing with your Hardisty rail terminal.

Risk Factors, page 23

Our partnership agreement does not require us to pay any distributions at all, page 42

4. This risk factor appears to conflict with the risk factor that immediately precedes it, with the heading "Our partnership agreement requires that we distribute all of our available cash," at page 41. Please revise for consistency or advise.

Use of Proceeds, page 55

5. We note your response to our prior comment 25 and we reissue in part. Please revise to clearly state, as you have in your response to us, that you have not yet identified any growth projects that you intend to acquire with the proceeds from the offering. Similarly revise to clarify at page 6 under "Pursue accretive acquisitions" that you have no current plans to purchase assets, where you discuss making potential future acquisitions.

6. We note your disclosure on page 20 that you intend to repay $67 million of intercompany indebtedness in connection with this transaction. If you intend to repay this intercompany indebtedness with proceeds from the offering please revise your disclosure in the Use of Proceeds section to indicate so.

Capitalization, page 56

7. We note from your response to our prior comment 26 and revised disclosure on page 56 that the pro forma as further adjusted cash and cash equivalents and capitalization as of March 31, 2014, gives effect to the issuance and sale of common units in this offering at an assumed initial public offering price of $__ per common unit. Please revise to disclose how you calculated or determined the assumed initial public offering price (i.e. mid-point of the price range set forth on the cover of the prospectus).

8. Please revise your capitalization table to disclose your outstanding common units, subordinated units and general partner units on an actual, pro forma as adjusted and pro forma as further adjusted basis.

Pro Forma Distributable Cash Flow, page 63

9. We note from your response to our prior comment 28 that you have revised this section to include a column reflecting the pro forma distributable cash flow for the three months ended March 31, 2013.   Please be advised we do not consider it appropriate to include pro forma financial information without proper discussion of the pro forma adjustments for which you have given effect. In this regard, please revise your filing to include pro forma financial information and related footnotes similar to those provided for the three months ended March 31, 2014 and year ended December 31, 2013, or alternatively, revise the pro forma distributable cash flow section to include footnotes which explain in a clear and robust manner the adjustments that were made to the historical predecessor financial statement for the March 31, 2013 to arrive at the pro forma amounts. Your revised disclosure should include sufficient detail for a reader to easily recalculate the amounts. Please revise accordingly.

10. Additionally, please disclose that the amounts under the column heading "Twelve Months Ended March 31, 2014" represent the combination of the results for the year ended December 31, 2013 and the quarter ended March 31, 2014, less the results of the quarter ended March 31, 2013.

Estimated Distributable Cash Flow for the Twelve Months Ended September 30, 2015, page 65

11. We note from your response to our prior comment 30 that you have revised your disclosure on page 67 to include a column for the twelve month period ended March 31, 2014 on a pro forma basis. In light of the fact that these amounts do not represent historical amounts, please revise this section to include disclosure of the nature of this column and the pro forma adjustments reflected in twelve month period ended March 31, 2014 column on a pro forma basis. For example, please disclose the nature and amounts of the interest expense adjustments that have been made to historical amounts. Also, your financing discussion on page 71 should include the reason(s) for the differences between the forecast amounts of interest expense and the pro forma expense for the twelve months ended March 31, 2014.

Depreciation Expense, page 71

12. We note your disclosure from our prior comment 35 that you have revised your disclosure to indicate that forecasted depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 20 years. Please revise to disclose the amounts of the depreciable assets used to forecast depreciation expense.

Daniel K. Borgen
USD Partners LP
August 7, 2014
Page 4

Selected Financial Data and Pro Forma Information, page 84

13. We note from your response to our prior comment 38 that you will revise to disclose pro forma net income (loss) allocated to common and subordinated limited partner units for purposes of computing net income (loss) per unit when such information becomes available. Please revise to include disclosure of the number of common and subordinated units used in your calculations.   Please make similar changes to your disclosure in your Summary Historical and Pro Forma Financial and Operating Data on page 22.

Security Ownership and Certain Beneficial Owners, page 140

14. We note your response to our prior comment 52 and the revised disclosure in footnote 2 to the table. Please revise to clearly state who the natural persons are who have dispositive and voting power over the units.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2014, page F-3

15. Please revise to disclose your outstanding common units, subordinated units and general partner units on an actual and pro forma basis.

Other

16. Please revise your Form S-1 registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Claire Erlanger at 202-551-3301 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor